EXHIBIT D


                                 FORM OF CT
                     TAX OPINION REPRESENTATION LETTER

                                   , 1997


Hale and Dorr LLP
60 State Street
Boston, MA 02109

Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Ladies and Gentlemen:

          On behalf of Comverse Technology, Inc. ("CT") and in connection with the opinions to be delivered by your firms pursuant to Sections 6.02(c) and 6.03(c) of the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 20, 1997, between CT and Boston Technology, Inc. ("BT"),[1] the undersigned hereby certifies that, to the extent the facts relate to CT to his knowledge and after due diligence, and to the extent otherwise without knowledge to the contrary, the following facts are now true and will continue to be true as of the Effective Time:

          1. The consideration received by each BT stockholder pursuant to the Merger Agreement is the result of arm's-length negotiations between the parties to the Merger Agreement.

          2. CT has no plan or intention to reacquire any of the CT stock issued in the Merger.

          3. CT has no plan or intention to sell or otherwise dispose of any of the assets of BT acquired by CT in the Merger, except for dispositions made in the ordinary course of business; provided, however, that notwithstanding the foregoing CT may transfer assets of BT acquired by CT in the Merger in a manner that is consistent with
     Section 368(a)(2)(C) of the Code.

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     [1] For purposes of this certificate, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement.

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          4. There is no intercorporate indebtedness existing between CT and BT that was issued, acquired, or will be settled at a discount.

          5. Neither CT nor any subsidiary of CT owns, or has owned during the past five years, any shares of BT; provided that for purposes of this representation shares held by any pension fund that is under independent management are not treated as being owned by CT or any of its subsidiaries.

          6. Following the Merger, CT will continue the historic business of BT or use a significant portion of the historic business assets of BT in a business.

          7. CT is not an investment company as defined in section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

          8. The payment of cash in lieu of fractional shares of CT stock is solely for the purpose of avoiding the expense and inconvenience to CT of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to BT stockholders instead of issuing fractional shares of CT stock will not exceed one percent of the total consideration that will be issued in the Merger to BT stockholders in exchange for their shares of BT stock. The fractional share interests of each BT stockholder will be aggregated, and no BT stockholder will receive cash in an amount equal to or greater than the value of one full share of CT stock.

          9. Subject to Section 5.09 of the Merger Agreement, CT, BT and the shareholders of BT will pay its expenses, if any, incurred in connection with the Merger.

          10. None of the compensation received by any stockholder-employees of BT will be separate consideration for, or allocable to, any of their shares of BT stock; none of the shares of CT stock received by any stockholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

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          11. The facts relating to the Merger of BT with and into CT pursuant to the Merger Agreement, as described in the Merger Agreement, the documents described in Section 5.01 of the Merger Agreement and the joint proxy statement/prospectus prepared by CT and BT, are, insofar as such facts pertain to CT, true, correct and complete in all material respects.

          12. CT will not take any position on any Federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Sections 368(a) of the Code, unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law.

          13. The Merger Agreement and the documents described in Sections
     5.01 and 8.06 of the Merger Agreement represent the entire understanding of BT and CT with respect to the Merger.

          14. CT is not, and at the Effective Time will not be, under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

          15. Except with respect to payments of cash to BT shareholders perfecting dissenters' rights or in lieu of fractional shares of CT stock, one hundred percent (100%) of the BT stock outstanding immediately prior to the Merger will be exchanged solely for CT stock. Thus, except as set forth in the preceding sentence, CT intends that no consideration be paid or received (directly or indirectly, actually or constructively) for BT stock other than CT stock.

          16. The total fair market value of all consideration other than CT stock received by BT shareholders in the Merger (including, without limitation, cash paid to BT shareholders perfecting dissenters' rights or in lieu of fractional shares of CT stock) will be less than fifty percent (50%) of the aggregate fair market value of the BT stock outstanding immediately prior to the Merger.

          I have read the drafts of your opinion letters attached to this letter and understand that Cravath, Swaine & Moore, as counsel for CT, and Hale and Dorr, as counsel for BT, will rely on this certificate in rendering their

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respective opinions concerning certain of the Federal income tax consequences of the Merger and hereby commit to inform them if, for any reason, any of the foregoing representations ceases to be true prior to the Effective Time. I understand that your opinions will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinions.


                                        COMVERSE TECHNOLOGY, INC.,

                                          by
                                             ---------------------
                                             Name:
                                             Title: